SEC 1746 (2-98)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 2002
SCHEDULE 13D/A (Rule 13d-101)	Estimated average burden hours per response. . 14.9

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE  13d-2(a)
(Amendment No. 1)*

FIRST COMMUNITY BANCORP

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

31983B101

(CUSIP Number)

John M. Eggemeyer, III

6051 El Tordo

Rancho Santa Fe, CA 92067

(858) 759-8300

with a copy to:

William Moody

c/o Castle Creek

6051 El Tordo

Rancho Santa Fe, CA 92067

(858) 759-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following: ☐

Check the following box if a fee is being paid with the statement (a fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).  (See Rule 13d-7). ☐

CUSIP No. 31983B101

1.	Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of above person Castle Creek Capital Partners Fund I, LP Federal ID No.: 36-4073941

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 645,662 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 645,662 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 645,662

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares Not applicable.

13.	Percent of Class Represented by Amount in Row (11) 10.0%

14.	Type of Reporting Person PN (limited partnership)

(1)           Power is exercised through its sole general partner, Castle Creek Capital LLC.

CUSIP No. 31983B101

1.	Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of above person Castle Creek Capital Partners Fund IIa, LP Federal ID No.: 68-0415156

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 737,917 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 737,917 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 737,917

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares Not applicable.

13.	Percent of Class Represented by Amount in Row (11) 11.4%

14.	Type of Reporting Person PN (limited partnership)

(1)           Power is exercised through its sole general partner, Castle Creek Capital LLC.

CUSIP No. 31983B101

1.	Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of above person Castle Creek Capital Partners Fund IIb, LP Federal ID No.: 68-0415157

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 311,698 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 311,698 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 311,698

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares Not applicable.

13.	Percent of Class Represented by Amount in Row (11) 4.8%

14.	Type of Reporting Person PN (limited partnership)

(1)           Power is exercised through its sole general partner, Castle Creek Capital LLC.

CUSIP No. 31983B101

1.	Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of above person Castle Creek Capital LLC Federal ID No.: 36-4073477

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,695,277 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,695,277 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,695,277 (1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares Not applicable.

13.	Percent of Class Represented by Amount in Row (11) 26.2%

14.	Type of Reporting Person 00 (limited liability company)

(1)	Power is exercised through its controlling members, Eggemeyer Advisory Corp. and WJR Corp.

(2)	Solely in its capacity as sole general partner of Castle Creek Capital Partners Fund I, LP, Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP.

CUSIP No. 31983B101

1.	Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of above person Eggemeyer Advisory Corp. Federal ID No.: 36-4104569

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,695,277 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,695,277 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,695,277 (1) (2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares Not applicable.

13.	Percent of Class Represented by Amount in Row (11) 26.2%

14.	Type of Reporting Person CO (corporation)

(1)	Power is exercised through its sole shareholder and president, John M. Eggemeyer, III.

(2)

In its capacity as a controlling member of Castle Creek Capital LLC, the sole general partner of Castle Creek Capital Partners Fund I, LP, Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP.

CUSIP No. 31983B101

1.	Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of above person John M. Eggemeyer, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds PF/AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 280,479 (1)

	8.	Shared Voting Power 1,717,086 (2)

	9.	Sole Dispositive Power 280,479 (1)

	10.	Shared Dispositive Power 1,717,086 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,997,565 (1) (2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares Not applicable.

13.	Percent of Class Represented by Amount in Row (11) 30.9%

14.	Type of Reporting Person IN (individual)

(1)	Owned by John M. Eggemeyer, III.

(2)

Consists of 1,695,277 shares for which power is exercised as President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members and 21,809 shares under The First Community Bancorp Directors Deferred Compensation Plan.  Power is shared with William J. Ruh as Executive Vice President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members.

CUSIP No. 31983B101

1.	Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of above person WJR Corp. Federal ID No.: 36-4046499

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,695,277 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,695,277 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,695,277 (1) (2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares Not applicable.

13.	Percent of Class Represented by Amount in Row (11) 26.2%

14.	Type of Reporting Person CO (corporation)

(1)	Power is exercised through its sole shareholder and president, William J. Ruh.

(2)

In its capacity as a controlling member of Castle Creek Capital LLC, the sole general partner of Castle Creek Capital Partners Fund I, LP, Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP.

CUSIP No. 31983B101

1.	Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of above person William J. Ruh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 42,620 (1)

	8.	Shared Voting Power 1,695,277 (2)

	9.	Sole Dispositive Power 42,620 (1)

	10.	Shared Dispositive Power 1,695,277 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,737,898 (1) (2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares Not applicable.

13.	Percent of Class Represented by Amount in Row (11) 26.9%

14.	Type of Reporting Person IN (individual)

(1)

Includes 1,695,277 shares for which power is exercised as Executive Vice President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members.  Power is shared with John M. Eggemeyer, III as President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members.

                Item 3 of this statement on Form 13D is hereby amended by adding the following:

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 23, 2002, Fund IIa purchased 454,956 shares of Issuer’s Common Stock. The Common Stock was purchased at $19.25 per share for an aggregate purchase price of $8,757,903.

On January 23, 2002, Fund IIb purchased 192,173 shares of Issuer’s Common Stock. The Common Stock was purchased at $19.25 per share for an aggregate purchase price of $3,699,330.

The purchases by both Fund IIa and Fund IIb were funded from capital contributions received from its limited partners and from borrowings by the Funds.

On January 23, 2002, Eggemeyer purchased 35,577 shares of Issuer’s Common Stock.  The Common Stock was purchased at $19.25 per share for an aggregate purchase price of $684,857.  The purchases were funded with personal funds available to Eggemeyer.

On January 23, 2002, Ruh purchased 16,270 shares of Issuer’s Common Stock. The Common Stock was purchased at $19.25 per share for an aggregate purchase price of $313,197.5.  The purchases were funded with personal funds available to Ruh.

                Item 5 of this statement on Form 13D is hereby amended and restated in its entirety as follows:

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)(i) For each Reporting Person, the aggregate number of shares of Common Stock owned and corresponding percentage of the total outstanding Common Stock of the Issuer is, as of February 4, 2002, as follows:

John M. Eggemeyer III

John M. Eggemeyer beneficially owns 1,997,565 shares of Common Stock which equals approximately 30.9% of the Issuer’s outstanding Common Stock (based on 6,472,477 shares of Common Stock outstanding). Mr. Eggemeyer’s sole beneficial ownership includes 160,279 shares owned directly and 120,200 shares underlying stock options. Mr. Eggemeyer’s shared beneficial ownership of 1,717,086 shares includes 1,695,277 shares beneficially owned as sole stockholder of Eggemeyer Advisory Corp. and 21,809 shares subject to The First Community Directors Deferred Compensation Plan.

Eggemeyer Advisory Corp.

Eggemeyer Advisory Corp., as a controlling member of Castle Creek Capital LLC, beneficially owns 1,695,277 shares of Common Stock which equals approximately 26.2% of the Issuer’s outstanding Common Stock (based on 6,472,477) shares of Common Stock outstanding).

William J. Ruh

William J. Ruh beneficially owns 1,737,898 shares of Common Stock which equals approximately 26.9% of the Issuer’s outstanding Common Stock (based on 6,472,477 shares of Common Stock outstanding), including 42,620 shares directly and 1,695,277 shares as sole stockholder of WJR Corp.

WJR Corp.

WJR Corp., as a controlling member of Castle Creek Capital LLC, beneficially owns 1,695,277 shares of Common Stock which equals approximately 26.2% of the Issuer’s outstanding Common Stock (based on 6,472,477 shares of Common Stock outstanding).

Castle Creek Capital LLC

Castle Creek Capital LLC, as the general partner of Fund I, Fund IIa and Fund IIb, beneficially owns 1,695,277 shares of Common Stock which equals approximately 26.2% of the Issuer’s outstanding Common Stock (based on 6,472,477 shares of Common Stock outstanding).

Castle Creek Capital Partners Fund I, LP

Castle Creek Capital Partners Fund I, LP beneficially owns 645,662 shares of Common Stock which equals approximately 10.0% of the Issuer’s outstanding Common Stock (Based on 6,472,477 shares of Common Stock outstanding).

Castle Creek Capital Partners Fund IIa, LP

Castle Creek Capital Partners Fund IIa, LP beneficially owns 737,917 shares of Common Stock which equals approximately 11.4% of the Issuer’s outstanding Common Stock (Based on 6,472,477 shares of Common Stock outstanding).

Castle Creek Capital Partners Fund IIb, LP

Castle Creek Capital Partners Fund IIb, LP beneficially owns 311,698 shares of Common Stock which equals approximately 4.8% of the Issuer’s outstanding Common Stock (Based on 6,472,477 shares of Common Stock outstanding).

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
John M. Eggemeyer	280,479	1,717,086	280,479	1,717,086

Eggemeyer Advisory Corp.	0	1,695,277	0	1,695,277

William J. Ruh	42,620	1,695,277	42,620	1,695,277

WJR Corp.	0	1,695,277	0	1,695,277

Castle Creek Capital, LLC	1,695,277	0	1,695,277	0

Castle Creek Capital Partners Fund I, LP	645,662	0	645,662	0

Castle Creek Capital Partners Fund IIa, LP	737,917	0	737,917	0

Castle Creek Capital Partners Fund IIb, LP	311,698	0	311,698	0

(c) The following is a list of transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days:

The following purchases of the Issuer’s Common Stock were made pursuant to a registration statement of the Issuer on Form S-3 (Registration Statement No. 333-72634). In connection with a subscription rights offering, the Issuer distributed pro rata to its shareholders of record as of December 17, 2001 subscription rights to purchase additional shares of Common Stock for a price of $19.25 per share (the “Subscription Price”). For each share of Common Stock held as of the close of business on the record date shareholders received 0.1963 rights. Each right entitled the holder thereof to purchase one share of Common Stock at the Subscription Price. Shareholders who fully exercised all rights issued to them were eligible for an oversubscription privilege to subscribe at the Subscription Price for additional shares of Common Stock that were not otherwise purchased pursuant to the exercise of the rights.  The rights offering expired on January 23, 2002.

In the rights offering, Fund I received 126,744 rights, Fund IIa received 55,546 rights and Fund IIb received 23,463 rights. Fund I subsequently transferred 89,105 rights to Fund IIa and 37,639 rights to Fund IIb, respectively. Each of Fund IIa and Fund IIb exercised its basic subscription rights in full and its oversubscription right to purchase additional shares. The total number of shares allocated to Fund IIa and Fund IIb are as follows:

Reporting Person	Date	Type	Number of shares of Common Stock	Price per share
Castle Creek Capital Partners Fund IIa, LP	January 23, 2002	Purchase	454,956	$19.25

Castle Creek Capital Partners Fund IIa, LP	January 23, 2002	Purchase	192,173	$19.25

                In addition, The First Community Directors Deferred Compensation Plan purchased 3,579 shares in the rights offering at a price of $19.25 per share. The beneficial ownership of such shares may be attributed to Mr. Eggemeyer.

(d) Not applicable. (e) Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 Agreement of Joint Filing

SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2002

CASTLE CREEK CAPITAL PARTNERS FUND I, LP
By:	Castle Creek Capital, LLC
General Partner

	By:	/s/ William J. Ruh
William J. Ruh
Executive Vice President

CASTLE CREEK CAPITAL PARTNERS FUND IIa, LP
By:	Castle Creek Capital, LLC
General Partner

	By:	/s/ William J. Ruh
William J. Ruh
Executive Vice President

CASTLE CREEK CAPITAL PARTNERS FUND IIb, LP
By:	Castle Creek Capital, LLC
General Partner

	By:	/s/ William J. Ruh
William J. Ruh
Executive Vice President

CASTLE CREEK CAPITAL, LLC

	By:	/s/ William J. Ruh
William J. Ruh
Executive Vice President

EGGEMEYER ADVISORY CORP.

By:	/s/ John M. Eggemeyer, III
John M. Eggemeyer, III
President

/s/ John M. Eggemeyer, III
John M. Eggemeyer, III

WJR CORP.
By:	/s/ William J. Ruh
William J. Ruh
President

/s/ William J. Ruh
William J. Ruh